SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of January, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

 (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.
Publicly Held Company
CNPJ/MF n. 60.643.228/0001-21
NIRE: 35.300.022.807

MATERIAL EVENT NOTICE
(a free translation from the Fato Relevante in Portuguese filed with the Comissão de Valores Mobiliários (CVM), the Brazilian Securities and Exchange Commission)

1.  Management of Votorantim Celulose e Papel S.A. (VCP) hereby announces, in compliance with §4 of Section 157 of Law n. 6,404 of December 15, 1976 (the Brazilian Corporation Law, or BCL), and CVM Instruction n. 358/2002, the following:

VCP has concluded negotiations with members of the Lorentzen, Moreira Salles and Almeida Braga families (the Families) for VCP to acquire 127,506,457 common shares issued by Aracruz Celulose S.A. (Aracruz), representing approximately 28.03% of the voting capital of Aracruz.  The transaction is expected to close on January 21, 2009 (the Closing Date).  The purchase price of R$ 2,710,000,000 is to be paid in six tranches, without adjustments, upon the following terms and conditions:

(i)	R$ 500,000,000 will be paid in cash on the Closing Date;
(ii)
R$ 500,000,000 is due on July 5, 2009, of which R$ 400,000,000 will be paid in cash, and the remaining R$ 100,000,000 will be credited in favor of the Families against VCP to be used as payment for preferred shares issued by VCP in the capital increase referred to in paragraph 3.3 below;

(iii)	R$ 500,000,000 will be paid in cash on January 5, 2010;
(iv)	R$ 500,000,000 will be paid in cash on July 5, 2010;
(v)	R$ 410,000,000 will be paid in cash on January 5, 2011; and
(vi)	R$ 300,000,000 will be paid in cash on July 5, 2011.

2.  On January 21, 2009, VCP’s controlling shareholder, Votorantim Industrial S.A. (VID), will provide VCP R$ 600,000,000 as an Advance on Future Capital Increase (Adiantamento para Futuro Aumento de Capital, AFAC).  The capital increase to which the AFAC relates is to be duly considered in a Special Shareholders’ Meeting as described in paragraph 3.3 below.  If approved, part of this R$ 600,000,000 AFAC will be used to pay the Families the initial tranche of the purchase price for the shares, in the amount of R$ 500,000,000, as indicated in paragraph 1(i) above.

3.  VCP has notified today Arainvest Participações S.A. (“Arainvest”), the Safra Group’s investment vehicle, which owns another 127,506,457 common shares issued by Aracruz also representing approximately 28.03% of the voting capital of Aracruz, of the conclusion of negotiations with the Families.  Arainvest may then elect to exercise its joint sale rights (a contractual tag-along right), to sell its Aracruz shares to VCP on the same terms (regarding price and payment terms) as those negotiated with the Families, as contemplated in the Aracruz shareholders’ agreement (Arainvest Agreement), dated February 5, 2003, between Arainvest and Arapar.

3.1.  If Arainvest elects to exercise its joint sale rights by the Closing Date, VID will provide VCP with an additional AFAC in the amount of R$ 400,000,000.  In this case, the cumulative AFAC in the amount of R$ 1,000,000,000 will allow VCP to pay each of (a) the Families and (b) Arainvest its respective initial tranche of R$ 500,000,000 (see tranche 1(i) above).

3.2. If, on the Closing Date, VCP acquires the common shares issued by Aracruz held by both the Families and Arainvest, together representing 56.06% of the voting capital of Aracruz (which transaction is referred to herein as the Acquisition of Control Shares of Aracruz), VCP will file with the CVM, in observance of applicable law, a request to register a tender offer for the remaining outstanding common shares of Aracruz, at a price equivalent to 80% of the price to be paid to Arainvest and the Families, and otherwise to be paid on the same terms and conditions as to Arainvest and the Families.  Additionally and as described in paragraph 3.3.1.d below, holders of outstanding Aracruz common shares that are the subject of the tender offer may elect to subscribe new preferred shares to be issued by VCP in a capital increase, paying in their Aracruz common shares in exchange for VCP preferred shares.  For the purposes of the capital increase of VCP, each share issued by Aracruz will be valued at R$ 14.56.

3.2.1. If VCP acquires the common shares issued by Aracruz held only by the Families, representing approximately 28.03% of the voting capital of Aracruz, VCP will not file with the CVM a request to register a tender offer for the remaining outstanding common shares of Aracruz because the provisions of Section 254-A of the BCL (mandating a tender offer due to change of control) will not have been triggered.  As a consequence, holders of outstanding Aracruz common shares will not be able to elect to subscribe new preferred shares to be issued by VCP in a capital increase as mentioned in paragraph 3.3.1.”d” below.

3.3. Within 5 business days after the disclosure of this Material Event Notice, VCP will convene a Special Shareholders’ Meeting to deliberate a capital increase, in an amount up to R$ 4,254,000,000, to be implemented through an issuance of 223,947,368 new shares, of which 62,105,263 will be common shares and up to 161,789,474 may be preferred shares, at a price of R$ 19.00 per share, for private subscription.  The capital increase would assure VCP’s existing shareholders, to the extent provided by applicable law, preemptive rights that may be exercised within 30 days of public notice of shareholder approval of the capital increase.  The price of R$ 19.00 per share represents the average market price of VCP’s shares over the period including December 2, 2008 through and including January 16, 2009, plus a premium of 11.78%, which management currently believes best reflects the value of the shares to be issued in the capital increase.

3.3.1 The above-referenced capital increase will be subscribed and paid in as follows:

(a)
VID will receive, upon exercise of its preemptive rights, 62,105,263 common shares in a total amount of R$ 1,180,000,000, of which R$ 1,000,000,000 will be paid in by applying the AFACs, and the R$ 180,000,000 remaining will be paid in cash;

(b)
Bndes Participações S.A. – Bndespar, as holder of 56,880,857 common shares issued by Aracruz, representing 78.6% of the free float, will purchase 43,588,698 preferred shares issued by VCP (equivalent to R$ 828,185,277.92) by paying in its common shares issued by Aracruz in exchange for the preferred shares issued by VCP.  Each common share issued by Aracruz and held by Bndespar will be valued at R$ 14.56 for the purposes of the capital increase;

(c)
Bndespar will guarantee the purchase and capitalization of up to 95,789,474 preferred shares and/or preferred shares of VCP remaining unsubscribed in a total amount of R$ 1,820,000,000, and VID is obligated to assign, in favor of Bndespar, its preemptive rights to subscribe preferred shares of VCP remaining unsubscribed after the subscription referred to in paragraph 3.3.1(a) above;

(d)
Aracruz common shareholders holding shares in the free float will have the right to purchase preferred shares issued by VCP by paying in their common shares issued by Aracruz in exchange for preferred shares issued by VCP.  Each common share issued by Aracruz will be valued at R$ 14.56 for the purposes of the capital increase.

(e)	The Families and Arainvest are each obligated to guarantee the purchase and capitalization of preferred shares of VCP remaining unsubscribed in an amount of R$ 100,000,000, respectively.

3.4.  To permit the merger of Aracruz shares into VCP, such that Aracruz becomes a wholly owned subsidiary of VCP, as described below in paragraph 3.6, VID and VCP, respectively, within 15 business days after convening the VCP Special Shareholders’ Meeting to deliberate VCP’s capital increase (see paragraph 3.3 above), will cause VCP and Aracruz to form special committees as contemplated in CVM Guidance n. 35 of September 1, 2008, to retain financial institutions that will prepare the reports evaluating the exchange ratio to be applied in the merger, as well as ratify the relationship referred to in paragraph 3.6 below, as the case may be.

3.5.  Once the capital increase is completed VID and Bndespar will enter into a shareholders’ agreement which, among other matters, will include the following provisions:

(a)
21.04% of the total capital of VCP, held by Bndespar after VCP’s migration to BOVESPA’s Novo Mercado mentioned in paragraph 4 below, will be subject to the shareholders’ agreement for 3 years after its execution, such that Bndespar and VID will together hold at least 50.1% of the voting capital of VCP ;

(b)	the approval of certain matters will depend on the affirmative vote of Bndespar;

(c)
between the 3rd and 5th year after its execution the shareholders’ agreement will subject only 10.94% of the shares held by Bndespar, after VCP’s migration to BOVESPA’s Novo Mercado mentioned in paragraph 4 below, to the terms of the agreement, and from June 2014 onwards none of the Bndespar shares will be bound by the terms of the agreement.

3.6.  Within 15 days after the confirmation of the capital increase of VCP and the closing of the tender offer, VCP and Aracruz will convene Special Shareholders’ Meetings, to be held 15 days after publication of the respective notices of the Meetings, to consider the merger of all of the shares issued by Aracruz into VCP, in accordance with the terms and conditions to be approved by the respective boards of directors of the companies involved.  The board of directors of VCP believes that a fair exchange ratio is of 1 share of Aracruz for 0.1347 shares of VCP.  This exchange rate is set in accordance with the average exchange ratio of VCP and Aracruz’s shares over the period including December 2, 2008 through January 16, 2009.  The Special Shareholders’ Meeting of VCP referred to herein will also ratify the acquisition of control of Aracruz, pursuant to Section 256 of the BCL.

3.6.1.  Approval of the merger of Aracruz shares into VCP does not grant appraisal rights to the holders of preferred shares of either company, since the liquidity and concentration requirements of the free float outlined in inset II of Section 137 of the BCL are met.  By contrast, Aracruz common shareholders on the date of this Material Event Notice who elect not to tender their shares in the tender offer will be granted appraisal rights based on the book value of their shares.

4.  Within 270 days after the conclusion of the merger of Aracruz shares into VCP, VID will cause VCP to register under the Novo Mercado segment of BOVESPA, revising its bylaws to conform to the governance and other standards of the Novo Mercado, including the conversion of the preferred shares issued by VCP into common shares, except that if this migration to the Novo Mercado is burdensome to VCP by causing it to pay appraisal rights, the migration will be postponed.  In order to facilitate the migration to the Novo Mercado, each of VCP’s preferred shares will be converted into 0.91 common shares.  Bndespar has agreed to vote its shares in favor of the migration.

5.  If Arainvest does not make any election by the Closing Date, then the 30-day period contemplated in paragraph 3.3 above for exercise of the preemptive rights regarding the capital increase of VCP will be extended for an additional term of up to 60 days (Additional Term) so as to wait for Arainvest to elect whether, pursuant to the Arainvest Agreement, it will exercise either its right of joint sale (contractual tag along) or its right of first refusal.

5.1.  Upon expiration of the Additional Term, if Arainvest has exercised its joint sale rights as provided for in the Arainvest Agreement, the transactions described herein will proceed as described.  If, after the Additional Term has expired, Arainvest still has not taken any action, either with respect to its joint sale rights or its right of first refusal to acquire common shares from the Families as described in paragraph 5.2 below, the transactions described herein will be adjusted (especially with respect to the amount of the capital increase of VCP) to account for the fact that the acquisition will be carried out only as it concerns the Aracruz common shares held by the Families, and VCP’s shareholders and the public will be informed of the contours of such revisions to the transactions.

5.2.  If, however, at the end of the Additional Term, Arainvest elects to exercise its right of first refusal to acquire 127,506,457 common shares of Aracruz that the Families are selling, VCP will transfer to Arainvest this number of shares at the price indicated in paragraph 1 above, in which case the resources received from VID for the AFAC will be returned to VID, and the Shareholders’ Meeting of VCP to deliberate the capital increase and all the other procedures referred to herein will be cancelled.

6.  The transactions described herein will be submitted to the applicable authorities, including the CVM and the Brazilian Antitrust Authorities - SBDC.

Management of VCP will keep VCP’s shareholders informed of developments in the transactions described herein, including with respect to information required to be disclosed to the public in accordance with CVM Instruction n. 319/99.

São Paulo, January 20, 2009.

Paulo Prignolato
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: January 20, 2009	By:	/s/ Paulo Prignolato
Paulo Prignolato
Title Chief Financial Officer